UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Amendment No.1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Explanatory Note

This Amendment No. 1 to Vision Marine Technologies Inc.’s Report on Form 6-K providing certain financial information for the six months ended February 29, 2024, originally filed with the Securities and Exchange Commission on April 15, 2024 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T. These files were not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

General

The information contained in this Report on Form 6-K (excluding the press release included in exhibit 99.5) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882) and Registration Statement on Form S-8 (File No. 333-264089).

Attached as Exhibit 99.5 is our press release of April 9, 2024 entitled, “Vision Marine Technologies Reached New Milestone Achieved in Meeting Future Evolving HV Electric Boating Industry Standards - Test Cell Results”.

Exhibit Index No.
99.1	Unaudited condensed interim consolidated financial statements for the six-month periods ended February 29, 2024 and February 28, 2023
99.2	Management’s Discussion and Analysis for the six months ended February 29, 2024
99.3	Form 52-109F2 Certification of Interim Filings –CEO
99.4	Form 52-109F2 Certification of Interim Filings –CFO
99.5	Vision Marine Technologies Reached New Milestone Achieved in Meeting Future Evolving HV Electric Boating Industry Standards - Test Cell Results
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

5
VISION MARINE TECHNOLOGIES INC.

Date: April 25, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer